                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K



(Mark One)

 ( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 1994 and 1993
                           --------------------------

                                    - OR -

 (   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the transition period from _______________________ to_______________________
Commission file number _________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     WORLDCORP, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

     WORLDCORP, INC.
     13873 PARK CENTER ROAD
     SUITE 490
     HERNDON, VA  22071

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WORLDCORP, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN



Date  June 29, 1995

By    /s/ Michael E. Savage
      ---------------------------
      Michael E. Savage
      Chief Financial Officer

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                      FINANCIAL STATEMENTS AND SCHEDULES
                          DECEMBER 31, 1994 AND 1993
                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                     Page
                                                                                     ----
Independent Auditors' Report...........................................................3


Financial Statements:


         Statements of Net Assets Available for Plan Benefits -
                 December 31, 1994 and 1993............................................4

         Statements of Changes in Net Assets Available for Plan Benefits -
                 For the Years Ended December 31, 1994 and 1993........................5

         Notes to Financial Statements.................................................6

         Schedule of Assets Held for Investment Purposes..............................14

         Schedule of Reportable Transactions..........................................15

         Consent of Independent Auditors..............................................16

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------




The Administrative Committee and Participants
WorldCorp, Inc. Employee Savings and Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of the WorldCorp, Inc. Employee Savings and Stock Ownership Plan (the
Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1994, of assets held for investment purposes (Schedule I) and of reportable transactions (Schedule II), are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are aupplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules, as of and for the year ended December 31, 1994, have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                       KPMG PEAT MARWICK LLP

Washington, D.C.
June 21, 1995

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          DECEMBER 31, 1994 AND 1993


                                              December 31, 1994                                   December 31, 1993
                              -------------------------------------------------   --------------------------------------------------


                                 WorldCorp Stock Fund       Other                    WorldCorp Stock Fund       Other
                                -----------------------                             -----------------------
                               Allocated  Unallocated   Investments    Total      Allocated   Unallocated   Investments     Total
                               ---------  -----------   -----------  ----------   ---------   -----------   -----------   ----------

Assets
- ------

Cash                          $       --  $       --     $       --  $       --  $   12,655    $    9,970    $       --   $   22,625
Investments (notes 3 and 4)    2,085,950   2,816,623      1,784,545   6,687,118   1,571,164     2,691,568     1,664,232    5,926,964
Loans receivable                      --          --        132,879     132,879          --            --       133,268      133,268
Interest receivable                   --          --          2,450       2,450          --            --         1,519        1,519
Due from WorldCorp Stock
  Fund - Unallocated              93,624          --             --      93,624          --            --            --           --
Due from Other Investments        25,419          --             --      25,419          --            --            --           --
Contributions receivable:
  Employer                       127,235          --             --     127,235     130,224            --            --      130,224
  Participants                     7,174          --         77,455      84,629      12,073            --        48,493       60,566
  Other                               --          --         10,145      10,145          --            --         4,639        4,639

                              ----------   ---------     ----------  ----------   ---------     ---------     ---------    ---------
                               2,339,402   2,816,623      2,007,474   7,163,499   1,726,116     2,701,538     1,852,151    6,279,805
                              ----------   ---------     ----------  ----------   ---------     ---------     ---------    ---------


Liabilities
- -----------

Note payable (note 3)                 --   1,554,000             --   1,554,000          --     1,914,004            --    1,914,004
Interest payable                      --          --             --          --          --         8,291            --        8,291
Due to WorldCorp Stock
  Fund - Allocated                    --      93,624         25,419     119,043          --         1,354            --        1,354
Accounts Payable                   4,639          --          4,225       8,864          --            --         4,825        4,825
                              ----------   ---------     ----------  ----------   ---------     ---------     ---------    ---------

                                   4,639   1,647,624         29,644   1,681,907          --     1,923,649         4,825    1,928,474
                              ----------   ---------     ----------  ----------   ---------     ---------     ---------    ---------
Net assets available for
  plan benefits               $2,334,763  $1,168,999     $1,977,830  $5,481,592  $1,726,116    $  777,889    $1,847,326   $4,351,331
                               =========   =========     ==========  ==========   =========     =========     =========    =========



                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    YEARS ENDED DECEMBER 31, 1994 AND 1993

                                         Year ended December 31, 1994                        Year ended December 31, 1993
                               -------------------------------------------------  --------------------------------------------------


                                  WorldCorp Stock Fund      Other                   WorldCorp Stock Fund        Other
                                ----------------------                            ------------------------
                                Allocated  Unallocated  Investments     Total      Allocated   Unallocated  Investments     Total
                                ---------  -----------  -----------   ----------   ---------   -----------  -----------   ----------

Additions:
 Investment income:
  Net realized/unrealized
   appreciation
    (depreciation)
   in fair value of
   investments (note 4)        $  420,501   $  665,367   $   (4,348)  $1,081,520  $ (214,176)   $ (579,426)  $   23,321  $ (770,281)

  Interest income                      --           --       77,346       77,346          --           927       90,186      91,113
 WorldCorp, Inc.
  contributions                        --      374,509           --      374,509          --       389,987           --     389,987
 Participants' contributions           --       91,202      350,491      441,693          --       111,230      331,434     442,664
 Allocation of shares
  of common stock of
  WorldCorp, Inc. at
  market value (note 3)           634,349           --           --      634,349     524,902            --           --     524,902
                                ---------    ---------    ---------    ---------   ---------     ---------    ---------   ---------

 Total additions (deductions)   1,054,850    1,131,078      423,489    2,609,417     310,726       (77,282)     444,941     678,385
                                ---------    ---------    ---------    ---------   ---------     ---------    ---------   ---------


Deductions:
 Interest expense                      --      105,569           --      105,569          --       107,511           --     107,511
 Bank fees                             --           50           --           50          --            91           --          91
 Allocation of shares of
  common stock of WorldCorp,
  Inc. at market value
  (note 3)                             --      634,349           --      634,349          --       524,902           --     524,902

 Distributions to
  participants                    446,203           --      292,985      739,188     202,541            --      292,429     494,970
                               ----------    ---------    ---------    ---------   ---------     ---------    ---------   ---------

 Total deductions                 446,203      739,968      292,985    1,479,156     202,541       632,504      292,429   1,127,474
                               ----------    ---------    ---------    ---------   ---------     ---------    ---------   ---------


 Net increase (decrease)          608,647      391,110      130,504    1,130,261     108,185      (709,786)     152,512    (449,089)



Net assets available for

   plan benefits:

  Beginning of year             1,726,116      777,889    1,847,326    4,351,331   1,617,931     1,487,675    1,694,814   4,800,420

                                ---------    ---------    ---------    ---------   ---------     ---------    ---------   ---------
  End of year                  $2,334,763   $1,168,999   $1,977,830   $5,481,592  $1,726,116    $  777,889   $1,847,326  $4,351,331
                                =========    =========    =========    =========   =========     =========    =========   =========


                SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1994 AND 1993

1.  Description of Plan
    -------------------

    The following brief description of the WorldCorp, Inc. Employee Savings and Stock Ownership Plan, as amended, (the "ESSOP") is provided for general information purposes only. Participants should refer to the ESSOP Agreement for more complete information.

    (a)  General
         -------

         Effective February 2, 1989, WorldCorp, Inc. (the "Company") adopted the ESSOP for the benefit of eligible employees. The ESSOP is designed as a stock bonus plan which qualifies for favorable tax treatment under
         Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and as an employee stock ownership plan under Section 4975
         (e)(7) of the Code. In addition, the ESSOP includes a "cash or deferred arrangement" under Section 401(k) of the Code. The purpose of the ESSOP is to provide participating employees with an interest in the ownership of common stock, to encourage them to save funds on a tax-favored basis and to provide them with the opportunity to accumulate capital for their future economic security.

         The ESSOP is an individual account plan under which a participant's benefits are based primarily on the amounts deferred by the participant into the ESSOP as well as the matching contributions and discretionary contributions made by the Company. Any expenses, gains and losses which are allocable to such accounts increase or reduce the individual account balances. As an individual account plan qualified within the meaning of Sections 401(a) and (k) of the Code, it is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

    (b)  Eligibility
         -----------

         All employees of WorldCorp, Inc. and its subsidiaries, World Airways, Inc., World Flight Crew Services, Inc., and WorldCorp Services, Inc. other than employees whose terms of service are covered by collective bargaining agreements or whose terms of service are to be negotiated by a collective bargaining agent, unless the terms of such collective bargaining agreements specifically provide for participation in the ESSOP, are eligible to participate on the April 1st or October 1st coinciding with or next following the date they attain age 21 and complete at least six months of service (in which they are credited with at least 500 hours of service).

    (c)  Contributions
         -------------

         Three types of contributions can be made to the ESSOP: (1) a participant can elect to reduce his compensation up to a maximum percentage and have the Company contribute such reduction to the ESSOP for him on a pre-tax basis (Salary Deferral Contributions); (2) the Company will contribute to the ESSOP WorldCorp Stock Fund an amount equal to at least 50% of a participant's Salary Deferral Contributions for the year which is invested in common stock of the Company and 33% of a participants Salary Deferral Contributions invested in Other Investments (Matching Contributions); and (3) the Company may contribute additional amounts to the ESSOP WorldCorp Stock Fund at the discretion of the Board of Directors (Discretionary Contributions). Discretionary Contributions are allocated among participants' accounts in proportion to participants' relative compensation.

         Contributions may be used to acquire shares of the Company's common stock or may be invested among four other investment funds established by the Board of Trustees (see note 4). The Fidelity Advisor Income and Growth Fund and the Fidelity Advisor Growth Opportunities Fund were added effective

                                       6                             (Continued)

                                WORLDCORP, INC
                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS



         April 1, 1993. Effective January 1, 1993 the Common Stock Fund (SA-3) balance was rolled into a CIGNA Growth & Income Fund (SA-9V) at fair value as of December 31, 1992 with no effect on the fair value of individual participant account balances. In July 1994, the CIGNA Growth and Income Fund was terminated as an investment option and the participant balances were transferred to the Other Investment Funds at the election of the participants (see Note 4). Matching and Discretionary Contributions are invested exclusively in the WorldCorp Stock Fund.

    (d)  Vesting
         -------

         A participant's interest in his Salary Deferral Contributions is 100% vested at all times.

         A participant's interest in his Matching Contributions and Discretionary Contributions is 100% vested in the case of his disability, death or retirement (attainment of age 65). In the event of termination of employment for any other reason, his vested interest in such amounts is determined under a graduated four-year vesting schedule based on years of service. He will be 25% vested after one year; 50% vested after two years; 75% vested after three years; and 100% vested after four years. Any nonvested amounts will be forfeited and reallocated to remaining participants' accounts in proportion to their relative compensation. For the years ended December 31, 1994 and 1993, participants forfeited $6,479 and $28,957 respectively.

    (e)  Allocation
         ----------

         Income (losses) incurred by the ESSOP is allocated to individual participant accounts in the ratio of each account's value to the total value of all participants' accounts.

    (f)  Distributions
         -------------

         After termination of employment, the value of a participant's vested interest in his accounts will be distributed at the time requested by the participant, and in the manner determined by the Benefits Committee.

    (g)  Participant Loans
         -----------------

         A participant who is an employee may request a loan from the portion of his accounts invested in the Other Investment Funds (see Note 4). The amount of all outstanding loans to any participant may not exceed the lesser of (1) $50,000, (2) 50% of the vested balance of his accounts, or (3) the vested portion of his accounts invested in the Other Investment Funds. The minimum amount of a participant loan is $1,000. Only one loan may be outstanding at any time.

    (h)  Administration
         --------------

         The administrative costs of the ESSOP are paid by the Company.

    (i)  Tax Status
         ----------

         The ESSOP is intended to be a qualified plan under Sections 401(a) and
         (k) of the Code and is intended to meet the requirements for employee stock ownership plans under Section 4975(e)(7) of the Code. The ESSOP, effective February 2, 1989, was established during a period when the IRS was not issuing

                                       7                             (Continued)

                                WORLDCORP, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS


         determination letters regarding the qualified status of employees stock ownership plans. The Company has submitted the plan to the IRS for a letter of determination that the plan and its underlying trust qualify as exempt from federal taxes. The ESSOP was amended and restated as of January 1, 1994 to conform to tax law changes and has been submitted to the Internal Revenue Service for determination. The Company has received acknowledgement of request for determination from the IRS and expects determination to be made by October 31, 1995. In the opinion of the Company and its General Counsel, the ESSOP and its underlying trust have operated within the terms of the plan document and are exempt from federal income taxes under the applicable provisions of the Internal Revenue Code.

    (j)  Plan Termination
         ----------------

         Although the Company has not indicated any intent to terminate the ESSOP, it reserves the right to do so. Participants will become 100% vested in their account balances upon termination of the ESSOP.

    (k)  Reconciliation of Financial Statements to Form 5500
         ---------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                                  December 31,
                                                                                              1994            1993
                                                                                           -----------     -----------
               Net assets available for benefits per the
                  financial statements                                                    $ 5,481,592     $ 4,351,331
               Amounts allocated to withdrawing participants                                  (11,338)         (9,871)
                                                                                            ---------       ---------
               Net assets available for benefits per the Form 5500                        $ 5,470,254     $ 4,341,460
                                                                                            =========       =========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                       Year ended
                                                                                                    December 31, 1994
                                                                                                    -----------------
               Distributions to participants per the financial
                  statements                                                                               $  739,188
               Add:  Amounts allocated to withdrawing participants at
                  December 31, 1994                                                                            11,338
               Less:  Amounts allocated to withdrawing participants at
                  December 31, 1993                                                                            (9,871)
                                                                                                             --------
               Distributions to participants per the Form 5500                                             $  740,655
                                                                                                             ========

2.  Summary of Significant Accounting Policies
    ------------------------------------------

    (a)  Basis of Presentation
         ---------------------

         The financial statements have been prepared on an accrual basis of accounting in conformity with generally accepted accounting principles. The following briefly describes the ESSOP's significant accounting policies.

    (b)  Investments
         -----------

         Investment transactions are executed on the trade date basis (date the order to buy or sell is executed)

                                       8                            (Continued)

                                WORLDCORP, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS



         and gains and losses are determined on the basis of identified costs.

         Investments in WorldCorp, Inc. stock are stated at fair value as determined by quoted market value as of the last business day of the plan year. Investments in the CIGNA Growth and Income Fund, CIGNA Stock Market Index Fund, Fidelity Advisor Growth Opportunities Fund, and Fidelity Advisor Income and Growth Fund are stated at fair value as determined by quoted market rates as reported by the Trustee. The CIGNA Guaranteed Long-Term Fund, a group annuity contract, is carried at contract value, as determined by the Trustee.

    (c)  Discretionary Contributions
         ---------------------------

         Discretionary contributions from the Company are made in an amount necessary to pay principal and interest due on the ESSOP loan (see note
         3) to the extent that employee and employer contributions are insufficient to make such payments.

    (d)  Financial Statement Reclassifications
         -------------------------------------

         Certain items in prior year financial statements have been reclassified to conform to 1994 financial statement presentation.

3.  Purchase of WorldCorp, Inc. Common Stock and Note Payable
    ---------------------------------------------------------

    On February 21, 1989, the ESSOP acquired 450,000 shares of common stock from Mrs. Violet June Daly,

    the former Vice Chairman of the Board, and on March 29, 1989, the ESSOP acquired 450,000 shares of common stock from the Estate of Edward J. Daly, a former principal stockholder. The purchase price in each transaction was $4.00 per share for a total of $3.6 million. The ESSOP initially obtained the funds for the stock purchased through a loan from the Company ("ESSOP Loan"). On May 24, 1989, the ESSOP Loan was refinanced through a new loan ("Bank Loan") from American Security Bank, N.A. (the "Lender") in the amount of $3,600,000 pursuant to the terms of a Loan and Security agreement, dated May 24, 1989, by and between the ESSOP and the Lender.

    The borrowing was collateralized by the unallocated shares of stock and is guaranteed by the Company. The Lender had no rights against shares once they are allocated under the ESSOP. Accordingly, the ESSOP financial statements present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock ("Allocated") and stock not yet allocated to employees ("Unallocated"). Interest on the principal amount of the Bank Loan accrued at the rate of 85% of the Lender's prime rate and was due and payable monthly. Principal was due and payable quarterly. Principal payments of $360,004 and $360,000 were made in 1994 and 1993, respectively.

    During 1994, the Company was not in compliance with certain financial covenants set forth in the Bank Loan and the bank required the Company to pay in full the Bank Loan. On August 24, 1994, the Company paid to the Lender $1,740,895 in complete satisfaction of all obligations of the ESSOP under the Bank Loan. The ESSOP and the Company agreed that in consideration for the Company's repayment of the Bank Loan, the ESSOP would repay to the Company the amount of the Bank Loan. The ESSOP and the Company entered into a Loan and Pledge Agreement further evidenced by a promissory note (the "ESSOP Note") dated August 24, 1994, in the amount of $1,740,895 issued to the Company by the ESSOP. In connection therewith, the ESSOP pledged 433,500 shares of Common Stock to the Company as collateral for the ESSOP Note, subject to release of shares in connection with each quarterly principal payment.

                                       9                             (Continued)

                              WORLDCORP, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS

    The ESSOP refinanced the ESSOP Note through a margin loan to the ESSOP by agreement dated January 10, 1995, from Scott & Stringfellow Investment Corp ("S&S") (the "S&S Loan"). The S&S Loan is collateralized by the unallocated shares of Common Stock owned by the ESSOP. The S&S Loan is a non-recourse loan and as such the only assets of the ESSOP subject to the loan are the unallocated shares. Under the terms of the S&S Loan, S&S will release the pledged shares as they become allocated. To the extent such release of pledged shares violates the margin requirements of the S&S Loan, WorldCorp will provide collateral or make a contribution adequate to meet such margin requirements or cure any resulting default. The value of the pledged shares at any time must equal or exceed 40% of the loan amount. Failure to maintain that ratio will result in a margin call. In the event of a margin call, the ESSOP has five days to respond. Failure to respond to a margin call constitutes an event of default. Pursuant to the terms of the S&S Loan, if the Common Stock of the Company drops under $2.00 per share, the loan will be moved to a cash account and the entire margin debt must be repaid within 24 hours. WorldCorp has agreed to act as guarantor of the S&S Loan, has agreed to make loans or contributions to the ESSOP as necessary, and has agreed for the benefit of S&S to maintain the effectiveness of this and any substitute registration statement with respect to the pledged shares.

4.  Investments
    -----------

    The ESSOP includes six investment funds--the WorldCorp Stock Fund and five other funds collectively referred to as Other Investments: The CIGNA Guaranteed Long-Term Fund, the CIGNA Growth and Income Fund, the CIGNA Stock Market Index Fund and two additional investment funds which were added April 1, 1993--the Fidelity Advisor Growth Opportunities Fund and the Fidelity Advisor Income and Growth Fund.

    (a)  WorldCorp Stock Fund
         --------------------

         The WorldCorp Stock Fund invests exclusively in WorldCorp, Inc. stock. Employees may purchase Company stock through salary deferral contributions. The purchase price for the years ending December 31, 1994 and 1993 was adjusted monthly and ranged from $5.00 to $5.27 and from $5.12 to $5.31, respectively. For 1994 and 1993, WorldCorp provided a 100% matching stock contribution for every $1 invested in Company stock and a 33 1/3% matching stock contribution for funds invested in Other Investments. At December 31, 1994, the ESSOP held 676,217 shares of WorldCorp common stock with a $7.25 quoted fair market value per share. As of June 21, 1995, the quoted fair market value of the stock was $9.875 per share, resulting in an unrealized appreciation of $1,775,070 in the market value of the shares held as of December 31, 1994. There were 58 participants contributing to the Fund at December 31, 1994.

         At December 31, 1993, the ESSOP held 757,819 shares of WorldCorp common stock with a $5.625 quoted fair market value per share. There were 43 participants contributing to the fund at December 31, 1993.

    (b)  CIGNA Guaranteed Long-Term Fund
         -------------------------------

         The Guaranteed Long-Term Fund is a group annuity contract which invests (through CIGNA) in longer-term, fixed income securities, such as corporate bonds and commercial mortgages. There were 80 and 79 participants contributing to the Fund at December 31, 1994 and 1993, respectively.

    (c)  CIGNA Growth and Income Fund
         ----------------------------

         The Growth and Income Fund, a pooled separate account (SA-9V), invests (through CIGNA) primarily

                                       10                           (Continued)

                              WORLDCORP, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                        NOTES TO FINANCIAL STATEMENTS

         in S&P 500 common stocks. In July 1994, the CIGNA Growth and Income Fund was terminated as an investment option and the participant balances were transferred to the other investment funds.

    (d)  CIGNA Stock Market Index Fund
         -----------------------------

         The Stock Market Index Fund, a pooled separate account (SA-B), invests (through CIGNA) in a broadly diversified Fund of 500 stocks and futures designed to achieve results closely aligned to stock market performance. There were 14 and 15 participants contributing to the Fund at December 31, 1994 and 1993, respectively.

    (e)  Fidelity Advisor Growth Opportunities Fund
         ------------------------------------------

         The Growth Opportunities Fund, a pooled separate account (SA-55A), invests (through CIGNA) in shares of the Fidelity Advisor Growth Opportunities Fund. This fund invests in common stock and convertible securities of companies which are believed to have long-term growth potential. There were 47 and 41 participants contributing to the Fund at December 31, 1994 and December 31, 1993, respectively.

    (f)  Fidelity Advisor Income and Growth Fund
         ---------------------------------------

         The Income and Growth Fund, a pooled separate account (SA-35B), invests (through CIGNA) in shares of the Fidelity Advisor Income and Growth Fund. This fund invests in fixed-income securities and in equity securities which pay a combination of dividends and capital gains. There were 54 and 39 participants contributing to the Fund at December 31, 1994 and December 31, 1993, respectively.

    The Other Investments may engage in limited derivative transactions, such as futures contracts and options. All derivatives are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable.

    The following table presents the assets, liabilities and changes in net assets of each of these funds as of December 31, 1994 and 1993. Each of these funds represent five percent or more of the Plan's net assets.

                                       11                            (Continued)

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS

                                                                                     Fidelity          Fidelity
                                  CIGNA           CIGNA           CIGNA              Advisor           Advisor
                                Guaranteed        Growth          Stock              Growth            Income
                                Long-Term       and Income        Market          Opportunities       and Growth
                                   Fund            Fund         Index Fund            Fund               Fund           Total
                                ----------      ----------      ----------        -------------       ----------      ----------
DECEMBER 31, 1994
- -----------------

Assets
- ------

Investments                    $ 1,339,222     $        --     $    95,252          $   192,497      $   157,574     $ 1,784,545

Loans receivable                   132,879              --              --                   --               --         132,879

Interest receivable                  2,450              --              --                   --               --           2,450

Contributions receivable:
 Participants                       36,339              --           2,356               22,094           16,666          77,455
 Other                               6,272              --           1,224                1,596            1,053          10,145
                                 ---------       ---------       ---------            ---------        ---------       ---------
                                 1,517,162              --          98,832              216,187          175,293       2,007,474
                                 ---------       ---------       ---------            ---------        ---------       ---------
Liabilities
- -----------

Due to WorldCorp Stock Fund         11,787              --              --               13,632               --          25,419

Accounts payable                     4,225              --              --                   --               --           4,225
                                 ---------       ---------       ---------            ---------        ---------       ---------
                                    16,012              --              --               13,632               --          29,644
                                 ---------       ---------       ---------            ---------        ---------       ---------
Net assets available for
 plan benefits                 $ 1,501,150     $        --     $    98,832          $   202,555      $   175,293     $ 1,977,830
                                 =========       =========       =========            =========        =========       =========

DECEMBER 31, 1993
- -----------------

Assets
- ------

Investments, at
 fair value                    $ 1,271,143     $    52,009     $  $119,717          $   107,915      $   113,448     $ 1,664,232

Loans receivable                   133,268              --              --                   --               --         133,268

Interest receivable                  1,519              --              --                   --               --           1,519

Contributions receivable:
 Participants                       22,339           1,378           2,223               11,838           10,715          48,493
 Other                                  --           3,415           1,224                   --               --           4,639
                                 ---------       ---------       ---------            ---------        ---------      ----------
                                 1,428,269          56,802         123,164              119,753          124,163       1,852,151
                                 ---------       ---------       ---------            ---------        ---------      ----------
Liabilities
- -----------

Accounts payable                     4,825              --              --                   --               --           4,825
                                 ---------       ---------       ---------            ---------        ---------      ----------

Net assets available for
 plan benefits                 $ 1,423,444     $    56,802     $   123,164          $   119,753      $   124,163     $ 1,847,326
                                 =========       =========       =========            =========        =========       =========

                                       12                            (Continued)

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS

                                                                                   Fidelity        Fidelity
                                      CIGNA         CIGNA           CIGNA          Advisor          Advisor
                                   Guaranteed       Growth          Stock           Growth          Income
                                    Long-Term     and Income       Market       Opportunities     and Growth
                                      Fund           Fund        Index Fund          Fund            Fund           Total
                                   -----------    -----------    -----------    --------------    -----------    -----------
DECEMBER 31, 1994
- -----------------

Investment Income:
 Net realized/unrealized
  appreciation (depreciation)
  in fair value of investments    $        --    $      (100)   $        21       $     2,532    $    (6,801)   $    (4,348)
 Interest income                       77,346             --             --                --             --         77,346

Participants' contributions           166,733          1,314         10,228            95,081         77,135        350,491
                                    ---------      ---------      ---------         ---------      ---------      ---------

Total additions                       244,079          1,214         10,249            97,613         70,334        423,489
                                    ---------      ---------      ---------         ---------      ---------      ---------

Distributions to participants        (210,543)       (14,436)       (30,576)          (25,980)       (11,450)      (292,985)
                                    ---------      ---------      ---------         ---------      ---------      ---------

Transfers                              44,170        (43,580)        (4,005)           11,169         (7,754)            --
                                    ---------      ---------      ---------         ---------      ---------      ---------

Net increase (decrease)                77,706        (56,802)       (24,332)           82,802         51,130        130,504
                                    ---------      ---------      ---------         ---------      ---------      ---------

Net assets available for plan
 benefits:

 Beginning of year                  1,423,444         56,802        123,164           119,753        124,163      1,847,326
                                    ---------      ---------      ---------         ---------      ---------      ---------
 End of year                      $ 1,501,150    $        --    $    98,832       $   202,555    $   175,293    $ 1,977,830
                                    =========      =========      =========         =========      =========      =========

DECEMBER 31, 1993
- -----------------

Investment Income:
 Net realized/unrealized
  appreciation (depreciation)
  in fair value of
  investments                     $        --    $     2,695    $    12,830       $     5,751    $     2,045    $    23,321
 Interest income                       90,186             --             --                --             --         90,186

Participants' contributions           204,587         32,564         26,851            39,219         28,213        331,434
                                    ---------      ---------      ---------         ---------      ---------      ---------

Total additions                       294,773         35,259         39,681            44,970         30,258        444,941
                                    ---------      ---------      ---------         ---------      ---------      ---------

Distributions to participants        (273,714)       (11,094)        (7,219)             (202)          (200)      (292,429)
                                    ---------      ---------      ---------         ---------      ---------      ---------

Transfers                             (12,962)       (96,381)       (59,747)           74,985         94,105             --
                                    ---------      ---------      ---------         ---------      ---------      ---------

Net increase (decrease)                 8,097        (72,216)       (27,285)          119,753        124,163        152,512

Net assets available for plan
 benefits:

 Beginning of year                  1,415,347        129,018        150,449                --             --      1,694,814
                                    ---------      ---------      ---------         ---------      ---------      ---------
 End of year                      $ 1,423,444    $    56,802    $   123,164       $   119,753    $   124,163    $ 1,847,326
                                    =========      =========      =========         =========      =========      =========

                                       13                            (Continued)

                                                                      SCHEDULE I

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

           ITEM 27A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1994



Identity of Issue                              Description                          Cost          Fair Value
- -----------------                              -----------                      ------------     ------------
CIGNA Guaranteed Long-Term Fund                Group Annuity Contract           $ 1,339,222      $ 1,339,222

CIGNA Stock Market Index Fund                  Pooled Separate Account SA-B          95,252           95,252

Fidelity Advisor Growth Opportunities Fund     Mutual Fund                          192,497          192,497

Fidelity Advisor Income and Growth Fund        Mutual Fund                          157,574          157,574

WorldCorp Stock Fund                           Stock Fund                         2,704,868        4,902,573

Participant Loans Receivable                   Various Rates and Terms              132,879          132,879
                                                                                  ---------        ---------

                                                                               $  4,622,292      $ 6,819,997
                                                                                  =========        =========

                                                                     SCHEDULE II

                                WORLDCORP, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                 ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS

                         YEAR ENDED DECEMBER 31, 1994


                                                                                                                 Current
                                                                                     Expense                     value of    Net
                                                                                     incurred                    asset on    Gain
                                                   Purchase   Selling    Lease         with         Cost of    transaction    or
Identity of party        Description of asset       price      price     rental     transaction      asset        date       loss
- -----------------        --------------------       -----      -----     ------     -----------      -----     -----------   ----
CIGNA Guaranteed
Long-Term Fund           Group Annuity Contract    141,354    210,543     N/A          N/A          351,897      351,897       *

*  Not available from insurance company's ordinary business records

                                                                       EXHIBIT 1



                        CONSENT OF INDEPENDENT AUDITORS
                        -------------------------------



The Board of Trustees
WorldCorp, Inc. Employee Savings and Stock Ownership Plan:

We consent to incorporation by reference in the registration statement (No. 33-36577) on Form S-3 of WorldCorp, Inc. of our report dated June 21, 1995, relating to the statements of net assets available for plan benefits of the WorldCorp Employee Savings and Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended, and related schedules which report appears in the December 31, 1994 annual report on Form 11-K of the WorldCorp Inc. Employee Savings and Stock Ownership Plan.




                                                           KPMG PEAT MARWICK LLP

Washington, D.C.
June 29, 1995